Exhibit 99.1

EXHIBITS

Exhibit Number	Page
99.1

Copies of the disclosure letters that we filed today, with the Philippine Stock Exchange, Philippine Securities and Exchange Commission, and the Philippine Dealing and Exchange Corporation regarding the following matters:

(a)
Election of a director;
(b)
Confirmation of appointment of officers; and
(c)
Declaration of a cash dividend of P12,150,000.00 on all of the outstanding shares of the Series IV Cumulative Non-Convertible Redeemable Preferred Stock of PLDT Inc. for the quarter ending March 15, 2024 and payable on March 15, 2024 to the holder of record as of February 14, 2024.;

January 30, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C regarding the election of a director and the confirmation of appointment of officers.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,397 As of December 31, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
January 30, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 4 (Election or Appointment of Director or Officer)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on January 30, 2024:

a.
The Board elected Mr. Rolando L. Macasaet as the representative director of the Social Security System in the Company’s Board, effective on January 30, 2024, and for the unexpired term of his predecessor in office, Judge Manuel L. Argel, Jr. (ret.).

A copy of Mr. Macasaet’s write-up is attached herewith as Annex A.

b.
The Board also confirmed the appointment of the following officers to the positions, and effective on the dates, indicated opposite their respective names:

Name	Former Position	New Position	Date of Effectivity
Menardo G. Jimenez, Jr.	Senior Vice President/ Consumer Business Home	Senior Vice President/ Network Head	January 15, 2024
Joseph Ian G. Gendrano	Senior Vice President/ Chief Technology Officer	Senior Vice President/ Enterprise Business Head	January 15, 2024

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

January 30, 2024

ANNEX A

Mr. Rolando Ledesma Macasaet assumed the post as the President and Chief Executive Officer of the Social Security System (“SSS”) on January 5, 2023. As the highest Executive Officer in SSS, he oversees and supervises the general conduct of operations of the state pension fund and is responsible for carrying out the programs of the SSS. He is also the concurrent Vice-Chairperson of the Social Security Commission (“SSC”), the governing board of the SSS. He is a member of the following SSC committees: Executive, Governance, Risk Management and Investments, and Information Technology and Coverage Collection.

Aside from his present position, Mr. Macasaet is also a Director of Union Bank of the Philippines and is a member of the following committees: Executive, Trust, Corporate Governance, and Information Technology & Cybersecurity. He also served as a Director of Philex Mining Corporation and was a member of its Audit Committee until December 31, 2023.

Mr. Macasaet previously held the position of President and General Manager of the Government Service and Insurance System (“GSIS”) from 2019 to 2022, and Chairperson of the GSIS’ Board of Trustees in 2018.

Prior to joining the SSS, Mr. Macasaet had extensive experience in public service as he served as President and CEO in several government-owned and controlled corporations (“GOCCs”) from 1988 to 2005, such as the Philippine National Construction Corporation, Dasmariñas Industrial Steel Corporation, Skyway Corporation, and Tierra Factors Corporation.

Moreover, he has more than two decades of professional experience in financial servces, banking, and public-private partnerships. His work with the Philippine National Bank (“PNB”) included postings overseas as Vice President and General Manager in Los Angeles, California, USA and as Regional Vice President-ASEAN in Singapore. His other stints in the banking sector included a two-year service as Corporate Account Manager at BMO Bank of Montreal, Vancouver, and President and Vice Chairman of the Philippine Postal Bank from 2005 to 2007. He also served as a Board Member of various companies such as San Miguel Corporation, Bank of Commerce, Private Infrastructure and Development Corporation, Bancard and PCI Bank, to name a few. He further served as Director of the Asian Infrastructure and Investment Bank (“AIIB”) in Beijing (China’s counterpart of the World Bank and Asian Development Bank).

Mr. Macasaet is an Outstanding Alumnus of the University of the Philippines and was recognized as an Atenean of the Year.

He holds a Bachelor of Science in Business Economics, cum laude, from the University of the Philippines and has earned a Master of Business Administration degree (Honors Program) from the same university. He also finished an Executive Program in Finance at Columbia University in New York and has a Diploma in Management Development at Harvard Business School in Boston, Massachusetts.

January 30, 2024

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

Officer-in-Charge – Disclosure Department

Securities & Exchange Commission

7907 Makati Avenue, Salcedo Village,

Barangay Bel-Air, Makati City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Department

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head – Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, PLDT Inc. (the “Company”) hereby submits a copy of SEC Form 17-C regarding the declaration of a cash dividend of P12,150,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock.

Very truly yours,

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,397 As of December 31, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
January 30, 2024

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. Philippines 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 8250-0254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

11. Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on January 30, 2024, the Board declared a cash dividend of P12,150,000.00 on all of the outstanding shares of the Company’s Series IV Cumulative Non-Convertible Redeemable Preferred Stock for the quarter ending March 15, 2024 and payable on March 15, 2024 to the holder of record as of February 14, 2024.

The cash dividend was declared out of the unaudited unrestricted retained earnings of the Company as at June 30, 2023, which are sufficient to cover the total amount of dividends declared.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.

By:

/s/Mark David P. Martinez

Mark David P. Martinez

Assistant Corporate Secretary

January 30, 2024

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/Mark David P. Martinez
Name	:	Mark David P. Martinez
Title	:	Assistant Corporate Secretary

Date: January 30, 2024